UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers	001-37895 001-37896

Shire Acquisitions Investments Ireland

Designated Activity Company

Shire plc

(Exact name of registrant as specified in its charter)

Block 2, Miesian Plaza, 50-58 Baggot Street Lower, Dublin 2, Republic of Ireland

+353 1 609 6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.900% Senior Notes due 2019; 2.400% Senior Notes due 2021; 2.875% Senior Notes due 2023; 3.200% Senior Notes

due 2026 of Shire Acquisitions Investments Ireland Designated Activity Company

Guarantees of 1.900% Senior Notes due 2019; 2.400% Senior Notes due 2021; 2.875% Senior Notes due 2023; 3.200%

Senior Notes due 2026 of Shire plc

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

1.900% Senior Notes due 2019: 78

2.400% Senior Notes due 2021: 77

2.875% Senior Notes due 2023: 68

3.200% Senior Notes due 2026: 59

Pursuant to the requirements of the Securities Exchange Act of 1934, Shire Acquisitions Investments Ireland Designated Activity Company and Shire plc have each caused this certification/notice to be signed on their behalf by the undersigned duly authorized persons.

Date: February 7, 2019	Shire Acquisitions Investments Ireland Designated Activity Company

	By:	/s/ Fiona Foley
	Name:	Fiona Foley
	Title:	Director

Date: February 7, 2019	Shire plc

	By:	/s/ Amitabh Singh
	Name:	Amitabh Singh
	Title:	Director